EXHIBIT 99.1

eFuture Closed of Private Placement With Executive Management

BEIJING, April 20, 2015 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries, today announced that it has completed a private placement sale of 798,000 ordinary shares to Mr. Adam Yan, Chairman, Mr. David Ren, Chief Executive Officer, Ms. Ping Yu, Chief Finance Officer and other individuals for US$3.2 million (or $ 4.0345 per share) in cash on April 13, 2015. The transaction was completed pursuant to share purchase agreement and subscription agreements.

The price of US$4.0345 per share represents the average closing price of eFuture's ordinary shares for the 20 consecutive trading days ending on, and including, April 8, 2015, the day the agreements were entered into. The transaction was authorized and approved by a special independent committee consisting solely of eFuture independent directors based upon the current fair market value of the Company's shares, and supported by an independent financial valuation.

The net proceeds from the sale will be used for general business operation. The shares are "restricted" with 180-day lock-up periods and the Company has no present intention to register such shares for resale.

Adam Yan said, "The transaction will provide capital to pursue eFuture's growth, and reflects our continued commitment in eFuture's long-term prospects."

David Ren added, "This investment shows our executive management team's strong desire for the entrepreneurship. As a new member of both eFuture's executive management team and shareholders, I will continue to seek to maximize the Company's value."

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, which above 45 companies were ranked among the top 100 chain retailers during 2013. As a pioneer and proponent of omni-channel and mobile internet solutions in Asia-pacific, we developed myStore, a mobile shopping social network, to connect consumers and physical stores. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's effective implementation of and transition to an omni-channel model; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of April 20, 2015, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

CONTACT: Investor Contact:
         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 52937699
         ir@e-future.com.cn